Mail Stop 4561

May 21, 2009

Robyn M. Denholm
Executive Vice President and Chief Financial Officer
Juniper Networks, Inc.
1194 North Mathilda Avenue
Sunnyvale, CA 94089

> **Re:** **Juniper Networks, Inc.**
> **Form 10-K For the Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 000-26339**

Dear Ms. Denholm:

   We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part III

Incorporated by Reference from the Definitive Proxy Statement filed on April 10, 2009

Executive Compensation

Annual Cash Incentive Compensation, page 35

1.   You disclose on page 36 that pay outs under the strategic goals component of your 2008 annual cash incentives were based on aggregate achievement against the following three objectives: 2008 vs. 2007 employee survey results, 2008 unplanned voluntary attrition at

or below industry average, and Manager's Essentials course completion rate. Please provide us with more information about each of these objectives. Please describe each objective, explain why you chose to use each objective as a factor in determining bonus compensation, and explain how you evaluated an executive's performance against each objective. Refer to Item 402(b)(v) and (vi) of Regulation S-K.

2.   We note your statement on page 36 that the actual award earned may be higher or lower than the target incentive amount based on various performance factors. Please tell us whether discretion was used in determining actual awards and, if so, how.

3.   You indicate that you used non-GAAP performance targets in awarding cash incentives and equity compensation. Please explain how you calculated those targets, consistent with Instruction 5 to Item 402(b) of Regulation S-K.

4.   It appears that you have omitted disclosure of the specific performance targets used in determining the cash incentives and performance share awards made to your executive officers in 2008 in reliance on Instruction 4 to Item 402(b) of Regulation S-K. In your response letter, please confirm, if true, that the target information was omitted on this basis and that you have a competitive harm analysis that supports your reliance on that instruction, or advise. Also, you provide limited information concerning the degree of difficulty associated with achievement of the undisclosed performance targets. In this regard, we note your disclosure on pages 37 and 38 that your compensation committee "set target performance goals at levels which it believed at the time to be difficult but achievable and set maximum performance goals at a level which it believed to be very difficult." Please tell us the factors that the compensation committee considered in concluding that the undisclosed target levels would be difficult to achieve. Please confirm that in future filings you will provide enhanced disclosure regarding the degree of difficulty that you expect will be experienced in achieving undisclosed performance targets.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all

Robyn M. Denholm
Juniper Networks, Inc.
May 21, 2009
Page 3

facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Matthew Crispino, Staff Attorney, at (202) 551-3456 if you have questions or, in his absence, please feel free to contact the undersigned at (202) 551-3457. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney